

September 9, 2011

Via E-mail
Robert P. LoCascio
Chief Executive Officer
LivePerson, Inc.
475 Tenth Avenue, 5<sup>th</sup> Floor
New York, NY 10018

> **Re:** **LivePerson, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **Form 8-K Filed August 3, 2011**
> **File No. 000-30141**

Dear Mr. LoCascio:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8.  Consolidated Financial Statements and Supplementary Data

(1) Summary of Operations and Significant Accounting Policies

(h) Revenue Recognition, page 52

1.   We note that you record revenue from call center labor net of the labor provider's fee. Please tell us more about the services being provided in these arrangements and describe, in detail, how you considered each of the factors in ASC 605-45-45 in determining that net reporting is appropriate.

2.   We note that you record revenue from online transactions between Experts and Users net

of the expert's fees.  Please tell us more about the services being provided in these arrangements and describe, in detail, how you considered each of the factors in ASC 605-45-45 in determining that net reporting is appropriate.  We also note that your disclosure appears to indicate that the conclusion that you are an agent is based on the fact that you have no risk of loss for collection.  Please explain to us how you have concluded that you have no risk of collection loss when your disclosures also indicate that you collect the fees from consumers.

## Form 8-K Filed August 3, 2011

3.     We note your disclosure of "EBITDA" which is adjusted for other items including stock-based compensation and other non-cash charges.  In future filings, please label this measure as "Adjusted EBITDA."  Please see Question 103.01 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief